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Washington, DC

September 30, 2008

U.S. Securities and Exchange Commission
Division of Corporation Finance
100F Street, NE
Washington, DC 20549
U. S. A.
Attn: Mr. Alan L. Beller

SUPPL

Re: File Number: 82-5233

Dear Mr. Beller:

Pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934, we, as legal advisers to BELLUNA CO., LTD. (whose file number is 82-5233), enclose herewith the following information:

- Notice of Measures Taken for Customers Concerning Incorrect Indication of Certain Products dated September 29, 2008

Thank you very much for your attention.

Yours truly,

Seishi Ikeda

Seishi Ikeda

SI/mt
Enclosure

cc: BELLUNA CO., LTD. (w/o attachment)
THE BANK OF NEW YORK (with attachment)

dlw 10/2

September 29, 2008

Dear Sirs:

Name of Company: BELLUNA CO., LTD.
Code No. 9997 1st Section of the Tokyo Stock Exchange

Notice of Measures Taken for Customers Concerning Incorrect Indication of Certain Products

Belluna Co., Ltd. announces that it has discovered incorrect indications on certain products in the gourmet business included in the Single-Item Mail Order Business of the six business segments that the Company has developed. In response, the Company has taken steps to make notifications to the purchasers and to resend the products or refund the money. Details are as follows:

Description

1. Products incorrectly displayed
   Products in the *Bimi Sakana Sozai* series sold using the regular monthly delivery system in the period from October 2007 to January 2008: 1,775 items

2. Event and response
   Strengthening its internal auditing function from September 2008, the Company verified the inadequacy of its former response in January 2008, when incorrect indications discovered for the first time. Therefore, the Company decided to follow up and announce the additional response to its customer. Since the Company had delivered products with indications differing from those shown in newspaper flyers and other materials to customers who bought the products during the above period, the following measures have been taken:
   (1) Notifying the customers individually by telephone or other means
   (2) Resending the products or refunding the money
   (3) Carrying an announcement to customers on the Company website

3. Effect on the forecast of the Company's financial results
   At present, it is not clear whether the measures taken will have any direct influence on the business outlook of the Company. If the Company finds that the measures will alter the business forecast, it will make immediate disclosure.

- END -

END